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                                                                    EXHIBIT 17.1



December 6, 1996


Daryl White
Chairman of the Board
Pinnacle Micro, Inc.
19 Technology
Irvine, CA 92718

Dear Daryl:

This letter will confirm my intention to resign effective December 6, 1996 from my position as a member of the Board of Directors, and from the Chief Executive Officer and President position of Pinnacle Micro, Inc. This decision to resign is based on my belief that former management interest, which continue to hold a substantial equity position in the company, have interfered significantly with my attempts to restructure the management team and operations of the company. Negotiations with the former management individual to end such interference has been unsuccessful.

I believe Pinnacle has a very good product line, and would have liked to continue the recovery process, but I cannot continue to work under the conditions that have been imposed upon me.


Sincerely,



/s/ LAWRENCE GOELMAN
-------------------------
    Lawrence Goelman


cc:
Charles Laverty
John Koehler
Hans Imhoff
Scott Blum